Pembina Pipeline Reports Results for the First Quarter of 2026, Raises Quarterly Common Share Dividend, and Updates Full Year Guidance
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted earnings; adjusted earnings per common share; adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, AB, May 7, 2026 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the first quarter of 2026.
Highlights
•Quarterly Results - reported first quarter earnings of $498 million, adjusted earnings of $505 million, adjusted EBITDA of $1,131 million, and adjusted cash flow from operating activities of $790 million ($1.36 per share).
•Guidance - Pembina has updated its 2026 adjusted EBITDA guidance range to $4.35 billion to $4.55 billion (previously $4.125 billion to $4.425 billion), primarily reflecting the impact of stronger commodity prices on Pembina's marketing business.
•Common Share Dividend Increase - the board of directors declared a common share cash dividend for the second quarter of 2026 of $0.735 per share, representing an increase of approximately 3.5 percent to be paid, subject to applicable law, on June 30, 2026, to shareholders of record on June 15, 2026.
•PGI Projects Enter Service - the Wapiti Expansion, which increases natural gas processing capacity at the Wapiti Plant by 115 million cubic feet per day ("MMcf/d") (gross to PGI), and the K3 Cogeneration Facility, a 28 megawatt facility at PGI's K3 Plant, were placed into service near the end of the first quarter of 2026, on time and on budget.
•Peace Pipeline Recontracting - in 2026 to date, Pembina has renewed existing contracts, and executed incremental new contracts, totaling approximately 110,000 barrels per day ("bpd") of transportation capacity on Peace Pipeline.

Financial and Operational Overview for the Three Months Ended March 31

($ millions, except where noted)	2026	2025	Change
Revenue	2,106	2,282	(176)
Net revenue(1)	1,291	1,343	(52)
Operating expenses	219	226	(7)
Gross profit	929	928	1
Adjusted EBITDA(1)	1,131	1,167	(36)
Earnings	498	502	(4)
Earnings per common share – basic and diluted (dollars)	0.80	0.80	—
Adjusted earnings(1)	505	489	16
Adjusted earnings per common share – basic (dollars)(1)	0.81	0.78	0.03
Cash flow from operating activities	335	840	(505)
Cash flow from operating activities per common share – basic (dollars)	0.58	1.45	(0.87)
Adjusted cash flow from operating activities(1)	790	777	13
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.36	1.34	0.02
Capital expenditures	187	174	13
(1)    Refer to "Non-GAAP and Other Financial Measures".

Financial and Operational Overview by Division

	3 Months Ended March 31
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Pipelines	2,833	489	490	647	2,808	518	518	677
Facilities	899	198	199	363	896	184	171	345
Marketing & New Ventures	351	175	174	188	369	160	155	210
Corporate	—	(231)	(223)	(67)	—	(223)	(222)	(65)
Income tax expense	—	(133)	(135)	—	—	(137)	(133)	—
Total		498	505	1,131		502	489	1,167
(1)    Volumes for the Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from mmcf/d at a 6:1 ratio. Volumes for Marketing & New Ventures are marketed crude and natural gas liquids ("NGL") volumes.
(2)    Refer to "Non-GAAP and Other Financial Measures".
For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2025, and Pembina's Management's Discussion and Analysis dated May 7, 2026 for the three months ended March 31, 2026, filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
a
Executive Overview and Business Update
Strong First Quarter Results Driven by Solid Results from Fee-Based Business and Marketing Outperformance
First quarter results reflect a strong contribution from the fee-based business that was in line with Pembina's original 2026 outlook. Operationally, the first quarter saw volume strength across key systems, including Alliance Pipeline, Cochin Pipeline, and the conventional pipeline systems due to favorable commodity prices and spreads. Pembina remains on track to realize 2023 to 2026 fee-based adjusted EBITDA per share compound annual growth of approximately five percent, positioning the Company to deliver on the target range provided at its 2024 Investor Day. Additionally, strengthening commodity prices resulted in a first quarter marketing business contribution that exceeded Pembina's initial expectations and have led to a revised outlook for the full year, as reflected below in the updated 2026 adjusted EBITDA guidance range.
Business Update Highlighted Strategic Focus and Growth Outlook
As a leader in the North American energy infrastructure landscape for more than 70 years, Pembina has a proven track record of growth enabled by reliable execution and responding to customer needs across the hydrocarbon value chain. Canadian energy is entering a period of expanding market access and growing demand, and Pembina is very well positioned at the center of this opportunity.
On April 7, 2026, Pembina held a business update webcast that covered where Pembina is positioned, why its business is advantaged, and how the Company's strategy can create value through 2030 and beyond. The presentation focused on three key themes:
1) reaffirming the Company’s longstanding commitment to disciplined execution, including strong performance against financial targets, placing billions of dollars of capital projects into service on time and on or under budget, and adhering to its financial guardrails. Pembina has consistently operated within its leverage targets, maintained its investment grade credit rating, and delivered a reliable, growing dividend without interruption.
2) outlining the Company's 3Cs Strategy - Capture, Connect, and Catalyze - which is underpinned by energy fundamentals and the advantages of its differentiated platform. Pembina is poised to benefit from growing global energy demand, increasing strategic relevance of Canadian energy, and emerging demand drivers such as LNG, petrochemicals, and data centre power demand. The advantages of Pembina’s integration, scale, superior market access, entrepreneurial approach, and track record of execution uniquely position it to further strengthen and extend its unmatched, industry-leading value chain.
3) providing a financial outlook to the end of the decade, including 5-7 percent compound annual fee-based adjusted EBITDA per share growth through 2030. This outlook is underpinned by higher utilization across existing assets, contributions from sanctioned projects entering service, and a portfolio of development opportunities designed to extend the franchise.
An archive of the business update webcast and the supporting presentation can be accessed on Pembina's website at www.pembina.com.
Project and Commercial Updates
Pembina continues to reliably execute its portfolio of projects under construction, realize continued commercial success, and advance projects under development in service of its growth strategy.
•The Wapiti Expansion, which includes a new sales gas pipeline and other related infrastructure to increase natural gas processing capacity at the Wapiti Plant by 115 MMcf/d (gross to PGI), was placed into service near the end of the first quarter of 2026, on time and on budget.
•The K3 Cogeneration Facility, a 28 megawatt facility at PGI's K3 Plant, was placed into service near the end of the first quarter of 2026, on time and on budget. The facility is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers' exposure to power prices.
•Construction of RFS IV, a 55,000 bpd propane-plus fractionator at the existing Redwater fractionation and storage complex, is nearing completion. The rail facility was placed into service in February 2026, and commissioning of the fractionator is underway. The project is trending under budget and the fractionator is expected to be placed into service by the end of May 2026.
•Pembina, and its partner Kineticor, are progressing the Greenlight Electricity Centre, a proposed multi-phased natural gas-fired combined cycle power generation facility. Pembina and Kineticor continue to advance various workstreams related to the approximately 900 megawatt first phase. Ongoing activities include finalizing a lump sum engineering, procurement and construction (EPC) agreement, finalizing a commercial agreement with a customer, and project financing. A final investment decision is expected by the end of the second quarter of 2026.
•In 2026 to date, Pembina has renewed existing contracts, and executed incremental new contracts, totaling approximately 110,000 bpd of transportation capacity on Peace Pipeline.
•The Cedar LNG project remains on time and on budget. Construction of the floating LNG vessel is now more than 50 percent complete.
•Alliance Pipeline recently held a binding open season for a new proposed short-haul point-to-point transportation service on the Canadian segment of its system. The open season concluded on April 20, 2026, and successful proponents have been awarded capacity, conditional on the project being sanctioned. The proposed expansion would provide natural gas delivery to a new meter station in Fort Saskatchewan with an anticipated in-service date in the fourth quarter of 2029. The project continues to progress toward a final investment decision, with ongoing workstreams focused on regulatory and engineering activities.
2026 Guidance Update
Pembina has updated its 2026 adjusted EBITDA guidance range to $4.35 billion to $4.55 billion (previously $4.125 billion to $4.425 billion). At the midpoint of the range, this represents a $175 million increase. The revised guidance primarily reflects a stronger contribution from the marketing business given the current commodity price outlook and updates to Pembina's 2026 frac spread hedging program.
Within the marketing business, the revised outlook for the year includes a stronger contribution from the crude oil marketing business and wider Canadian and U.S. frac spreads. In particular, Pembina and its customers are benefiting from exposure to premium propane prices in Asian markets through Pembina's 20,000 bpd Prince Rupert Terminal and third-party facilities, including a 20,000 bpd agreement that became effective April 1, 2026.

Further, as previously disclosed, approximately 65 percent of Pembina's 2026 frac spread exposure has been hedged. On a quarterly basis, for the remainder of the year, Pembina has hedged approximately 90 percent in the second and third quarters and 40 percent in the fourth quarter.
The lower and upper ends of the 2026 guidance range are framed primarily as a function of (1) commodity prices and the resulting contribution from the marketing business; (2) interruptible volumes on key systems; (3) the U.S./Canadian dollar exchange rate; and (4) Pembina's share price performance and its impact on incentive compensation costs.
2026 Current Income Tax
Current income tax expense in 2026 is anticipated to be $385 million to $420 million.

Financial & Operational Highlights
Adjusted EBITDA
Change in First Quarter Adjusted EBITDA ($ millions)(1)

(1)    Refer to "Non-GAAP and Other Financial
Pembina reported adjusted EBITDA of $1,131 million in the first quarter. This represents a $36 million or three percent decrease over the same period in the prior year. The variance over the prior period primarily reflects a lower contribution from the Marketing & New Ventures Division due to narrower NGL frac spreads, and the impact of a new toll structure and revenue sharing mechanism on the Alliance Pipeline. These factors were partially offset by volume growth and solid operational performance across the Pipelines and Facilities divisions.
Pipelines reported adjusted EBITDA of $647 million for the first quarter, representing a $30 million or four percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:
•lower net revenue on the Alliance Pipeline ($26 million) due to the negotiated settlement between Alliance and its shippers effective November 1, 2025, partially offset by an increase in interruptible and seasonal revenue on the Alliance Pipeline driven by higher demand for natural gas in the U.S. Midwest during the first quarter of 2026; and
•higher interruptible volumes on the Cochin Pipeline due to wider condensate price differentials.
Facilities reported adjusted EBITDA of $363 million for the first quarter, representing an $18 million or five percent increase over the same period in the prior year, primarily due to a higher contribution from certain PGI assets, related to higher volumes.
Marketing & New Ventures reported adjusted EBITDA of $188 million for the first quarter, representing a $22 million or 10 percent decrease compared to the same period in the prior year, primarily due to narrower WCSB and U.S. NGL frac spreads resulting from lower NGL prices combined with higher U.S. natural gas prices, partially offset by the benefits from exposure to premium propane prices in Asian markets through West Coast exports.
Corporate reported adjusted EBITDA of negative $67 million for the first quarter, representing a $2 million or three percent decrease compared to the same period in the prior year, reflecting higher long-term incentive costs driven primarily by the change in Pembina's share price in the first quarter of 2026, largely offset by lower non-compensation related expenses.

Earnings
Change in First Quarter Earnings ($ millions)
Pembina reported first quarter earnings of $498 million, representing a $4 million or one percent decrease over the same period in the prior year.
Pipelines had earnings in the first quarter of $489 million, representing a $29 million or six percent decrease over the prior period. The factors impacting first quarter earnings are the same factors as noted above for Pipelines adjusted EBITDA.
Facilities had earnings in the first quarter of $198 million representing a $14 million or eight percent increase over the prior year. The factors impacting first quarter earnings are the same factors as noted above for Facilities adjusted EBITDA.
Marketing & New Ventures had earnings in the first quarter of $175 million representing a $15 million or nine percent increase over the prior year. In addition to the factors impacting Marketing & New Ventures adjusted EBITDA, as noted above, the change in earnings in the first quarter was due to a lower share of loss from Cedar LNG.
In addition to the changes in earnings for each division discussed above, the change in Corporate first quarter earnings compared to the prior period was due to the same factors impacting Corporate adjusted EBITDA, as noted above.
Quarterly Common Share Dividend
Pembina's board of directors has declared a common share cash dividend for the second quarter of 2026 of 0.735 per share, representing an increase of approximately 3.5 percent, to be paid, subject to applicable law, on June 30, 2026, to shareholders of record on June 15, 2026. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.
For shareholders receiving their common share dividends in U.S. dollars, the cash dividend is expected to be approximately U.S.$0.5394 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7339. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.
Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.

First Quarter 2026 Conference Call & Webcast
Pembina will host a conference call on Friday, May 8, 2026, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers, and media representatives to discuss results for the first quarter of 2026.
The live webcast can be accessed on Pembina's website at Pembina – Presentations & Events or via the following URL: https://events.q4inc.com/attendee/854982138. After the event concludes and is archived, the same URL will be converted into the replay link for the webcast.
Annual Meeting of Shareholders
The Company will hold its Annual Meeting of Shareholders ("AGM") on Friday, May 8, 2026 at 2:00 p.m. MT (4:00 p.m. ET). The AGM will be held as a virtual-only meeting, which will be conducted via live audio webcast at https://meetings.lumiconnect.com/400-053-918-100. Participants are recommended to register for the virtual webcast at least 10 minutes before the presentation start time. For further information and meeting materials, kindly visit Pembina – Notice & Access.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's 2026 adjusted EBITDA guidance, as well as the factors which may impact such guidance; Pembina's growth outlook to 2030, including expectations and outlooks regarding fee-based adjusted EBITDA per share growth; future pipeline, processing, fractionation and storage facility and system operations and throughput levels; treatment under existing and potential governmental policies and regulations, including expectations regarding their impact on Pembina; Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about current and future market conditions, industry activities and development opportunities, as well as the anticipated impacts thereof, including general market conditions outlooks and industry developments; expectations about future demand for Pembina's infrastructure and services, including expectations in respect of customer contracts, future volume growth in the WCSB and the drivers thereof, increased utilization and future tolls and volumes; expectations relating to the development of Pembina's new projects and developments, including PGI's K3 Cogeneration Facility, Cedar LNG, the Greenlight Electricity Centre, and RFS IV, including the outcomes, timing, expected costs and anticipated benefits thereof; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance; and expectations regarding existing and future commercial agreements, including the expected timing and benefit thereof.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects, and that there are no unforeseen material costs relating to the project which are not recoverable from customers ; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties ; actions by governmental or regulatory authorities, including changes in laws and treatment, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; geopolitical risks; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 26, 2026 for the year ended December 31, 2025 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2026 adjusted EBITDA guidance and 2030 compound annual fee-based adjusted EBITDA per share growth outlook contained herein on February 26, 2026. The purpose of these financial outlooks is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted earnings, adjusted earnings per common share, adjusted earnings from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, share of profit from equity accounted investees, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed, and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated May 7, 2026 for the year ended March 31, 2026 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Revenue	861	894	308	307	1,197	1,336	(260)	(255)	2,106	2,282
Cost of goods sold	15	13	—	—	976	1,097	(176)	(171)	815	939
Net revenue	846	881	308	307	221	239	(84)	(84)	1,291	1,343

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in gross profit and general and administrative expense), adjustments to share of profit from equity accounted investees, and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for non-controlling interest, losses (gains) on disposal of assets, transaction and integration costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities, equity accounted investees, capital expenditures, and lessor lease arrangements. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Adjusted EBITDA is a measure also frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance and is often used to calculate financial and leverage ratios. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	489	518	198	184	175	160	(231)	(223)	(133)	(137)	498	502
Adjustments for:
Income tax expense									133	137	133	137
Adjustments to share of profit from equity accounted investees(1)	1	1	116	112	7	34	—	—			124	147
Net finance costs	8	6	3	3	2	2	142	139			155	150
Depreciation and amortization	148	152	46	45	17	20	19	16			230	233
Unrealized loss from derivative instruments	—	—	—	—	(13)	(9)	—	—			(13)	(9)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	2			—	2
Restructuring costs	—	—	—	—	—	—	3	—			3	—
Other non-cash provisions	1	—	—	1	—	3	—	1			1	5
Adjusted EBITDA	647	677	363	345	188	210	(67)	(65)	—	—	1,131	1,167
Adjusted EBITDA per common share – basic (dollars)											1.95	2.01
Adjusted Earnings and Adjusted Earnings per Common Share
Adjusted earnings is a non-GAAP financial measure and is calculated as earnings adjusted for adjustments to share of profit from equity accounted investees and various non-cash and other items that are not reflective of ongoing operations. These adjustments include unrealized gains or losses from derivative instruments and foreign exchange, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations.
Management believes that adjusted earnings provides useful information to investors for assessing financial performance. The most directly comparable financial measure to adjusted earnings that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted earnings per common share is a non-GAAP financial ratio which is calculated by dividing adjusted earnings by the weighted average number of common shares outstanding.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	489	518	198	184	175	160	(231)	(223)	(133)	(137)	498	502
Adjustments for:
Adjustments to share of profit (loss) from equity accounted investees(1)	—	—	1	(14)	12	1	—	—	—	—	13	(13)
Unrealized gain from derivative instruments	—	—	—	—	(13)	(9)	—	—	—	—	(13)	(9)
Unrealized loss (gain) on foreign exchange(2)	—	—	—	—	—	—	5	(2)	—	—	5	(2)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	2	—	—	—	2
Restructuring costs	—	—	—	—	—	—	3	—	—	—	3	—
Other non-cash provisions	1	—	—	1	—	3	—	1	—	—	1	5
Income tax impact on adjustments(3)	—	—	—	—	—	—	—	—	(2)	4	(2)	4
Adjusted earnings (loss)	490	518	199	171	174	155	(223)	(222)	(135)	(133)	505	489
Adjusted earnings per common share – basic (dollars)											0.81	0.78
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this press release for further details.
(2)    Unrealized gain (loss) on foreign exchange is a supplementary financial measure.
(3)    Represents a theoretical tax calculated by applying the Company's Canadian statutory tax rate of 23.3 percent in the three months ended March 31, 2026 (2025: 23.3 percent). The amount does not take into account the impact of different tax jurisdictions in which the Company's operations are domiciled.
Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings in adjusted EBITDA and adjusted earnings above are also made to share of profit from investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA and adjusted Earnings.
Adjusted EBITDA from Equity Accounted Investees

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	—	1	79	65	(8)	(36)	71	30
Adjustments to EBITDA from equity accounted investees:
Net finance costs	—	—	29	44	7	34	36	78
Income tax expense	—	—	25	21	—	—	25	21
Depreciation and amortization	1	1	61	61	—	—	62	62
Unrealized loss (gain) from derivative financial instruments	—	—	1	(13)	—	—	1	(13)
Gain on disposal of assets	—	—	—	(2)	—	—	—	(2)
Other non-cash provisions	—	—	—	1	—	—	—	1
Total adjustments to EBITDA from equity accounted investees	1	1	116	112	7	34	124	147
Adjusted EBITDA from equity accounted investees	1	2	195	177	(1)	(2)	195	177

Adjusted Earnings from Equity Accounted Investees

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	—	1	79	65	(8)	(36)	71	30
Adjustments to share of profit (loss) from equity accounted investees:
Unrealized loss (gain) from derivative financial instruments	—	—	1	(13)	—	—	1	(13)
Gain on disposal of assets	—	—	—	(2)	—	—	—	(2)
Unrealized loss on foreign exchange	—	—	—	—	12	1	12	1
Other non-cash provisions	—	—	—	1	—	—	—	1
Total adjustments to share of profit (loss) from equity accounted investees	—	—	1	(14)	12	1	13	(13)
Adjusted earnings (loss) from equity accounted investees	—	1	80	51	4	(35)	84	17
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting distributions to non-controlling interests and preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to exclude current tax expense and accrued share-based payment expense, and to include the impact of cash paid for taxes and share-based compensation, as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended March 31
($ millions, except per share amounts)	2026	2025
Cash flow from operating activities	335	840
Cash flow from operating activities per common share – basic (dollars)	0.58	1.45
Add (deduct):
Change in non-cash operating working capital	401	(16)
Current tax expense	(111)	(133)
Taxes paid, net of foreign exchange	161	62
Accrued share-based payment expense	(43)	(27)
Share-based compensation payment	77	86
Preferred share dividends paid	(30)	(35)
Adjusted cash flow from operating activities	790	777
Adjusted cash flow from operating activities per common share – basic (dollars)	1.36	1.34
____________________

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com